TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES ANNOUNCES  AN ADDITIONAL 10% NET PROFIT INTEREST

("NPI") IN THE SILVERKNIFE 1 & 2 PROPERTY

For  Immediate  Release:  December  21,  2010,  Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX  Venture

Exchange: TRC.V, OTCBB: TRYLF) is pleased to announce that the Company has acquired an additional ten percent (10%) NPI in the Silverknife property, in the Liard Mining Division, for 200,000 treasury shares of its common stock to Rapitan Resources Inc.

John  Robertson,  President  of  Teryl  Resources  Corp.,  states,  "Teryl  Resources  Corp.  now  owns  a  30%

working interest, and a 10% net profit interest and Reg Technologies Inc., through Minewest controls 70%

interest,  in  a  silver,  lead,  zinc  property,  near  the  Silvertip  silver,  lead  and  zinc  property,  owned  by

Silvercorp, located 100 kilometers from Watson Lake, Yukon."

ABOUT SILVERKNIFE 1 & 2

The   property   lies   on   the   northeastern   flank   of   the   Cassiar   Mountains.   The   terrain   of   the   area   is

moderately mountainous,  with rounded peaks  and ridges  separated by broad U-shaped valleys.   Property

elevations  range  from  1,050  m  ASL  to  1,660  ASL.   Roughly 20%  of  the  property  is  above  tree  line,  which is at approximately 1,450 m ASL.

The Silverknife Property is  contiguous  to Silvercorp’s  Silvertip silver-lead-zinc  deposit  which  lies  less  than

one  (1)  km  from  the  Property  boundary.   Silvercorp  has  been  active  in  the  past  two  (2)  years  exploring

and  re-evaluating  the  Silvertip  Property  towards  the  initiation  of  mining  operations.   Recently,  Silvercorp

opened  up  a  50  man  camp  on  the  Silvertip  Property  and  has  announced  plans  to  apply  for  a  Provincial

Small  Mine  Permit  for  an  underground  mining  operation  with  a  capacity  of  under  75,000  tonnes  per  year and  all  ancillary  dewatering  and  related  permits.

Exploration  diamond  drilling  from  10,000-20,000

meters is currently underway on the Silvertip Property.

The  Silverknife  mineral  claims  have  been  held  continuously since  they  were  staked  in  1983  and  are  held

in  trust  by  Reg  Technologies  Inc.    Through  a  series  of  Property  agreements,  Minewest  holds  a  70%

working  interest,  subject  to  a  10%  net  smelter  return,  in  the  Property.   Teryl  Resources  Corp.  holds  30%

working  interest,  and  a  10%  NPI  in  the  Property.    Reg  Technologies  Inc.  is  retaining  a  5%  net  profit

interest  in  the  Property.    A  one  percent  (1%)  NSR  is  payable  to  SMR  in  relation  to  the  Silverknife

Property.

The  Silverknife  property  was  worked  extensively  from  1984  through  1988  including  geochemical  soil

sampling,   VLF-EM   surveys,   Induced   Polarization   surveys   and   diamond   drilling   (totaling   over   4,400

meters).     These   projects   located   geochemical   and   geophysical   anomalies   considered   high   priority

exploration  targets  as  well  as  generated  drill  assay  results  from  trace  up  to  4.2  meters  of  29.3  oz/ton

silver,  16.5  percent  lead  and  7.1  percent  zinc  (Hole  85-21).   Sphalerite,  galena  and  pyrite  within  these

mineralized  sections  are  associated  with  tan  coloured  siderite  which  has  been  interpreted  as  associated with the higher grade intersections.

Qualified Person

Paul  Gray,  P.  Geo.,  Province  of  British  Columbia  Licensed  Geologist  No.  29833  of  Vancouver,  B.C.,  who

is  independent  of  the  Company as  defined  in  NI43-101.   Paul  Gray  is  a  Qualified  Person  as  defined  in  NI

43-101  and  also  qualifies  under  the  rules  stated  by  the  U.S.  Securities  and  Exchange  Commission

(“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT TERYL RESOURCES

To date, a total of US$9,000,000 has been expended by the joint venture partners, with Teryl and Kinross accounting for 20% and 80%, respectively, of total expenditures.

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in  the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date  USD  $9  million  has  been  expended  on  exploration  by

Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  A  USD$1.5  million  budget  has  been  approved  for  2010.

The Company’s  other Alaska holdings  also include the Fish Creek  Claims, 50% optioned from  Linux  Gold

Corp.  (OTC  BB:  LNXGF);  the  Stepovich  Claims,  where  Teryl  has  a  10%  net  profit  interest  from  Kinross;

and a 100%-interest in the West Ridge property.  Teryl  Resources Corp. owns a 30% working interest and

a  10%  net  profit  interest  in  the  Silverknife  1  &  2  property  located  in  the  Liard  Mining  Division  in  BC.   For

further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and  operations,  and  capital expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,  certain  of  which  are  beyond  the  Company's control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case materially,  from  those  expressed  or  implied  by  the  forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,  including,  but  not limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful  completion  of  new  development  projects,  planned expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost estimates;  whether  mineral  resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations applicable to Teryl, and changes in how they are interpreted and enforced,  delays resulting from or inability to obtain required regulatory approvals and ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,

industry conditions,   increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock  market volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Company's  actual  results,  performance  or  achievements could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the  Company's  Financial

Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at

www.sedar.com,   and  the   Company’s   20-F   annual   report   filed   with  the   United  States   Securities   and   Exchange  Commission  at   www.sec.gov.

Accordingly,  no  assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether  written  or  oral,

attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these  cautionary  statements.  Furthermore,  the forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this  news  release  and  the  Company  does  not  undertake  any obligation  to  update  publicly  or  to  revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or otherwise, except as may be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer to  buy  any  of  the  securities  in  the  United  States.  The  securities  of  the

Company  have  not  been  registered  under the United States Securities  Act  of  1933,  as  amended  (the  “U.S.  Securities Act”) or any state securities  laws and  may  not  be  offered  or  sold  within  the  United  States  or  to  U.S.  Persons  unless  registered  under  the  U.S.  Securities  Act  and  applicable  state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX  Venture  Exchange)  accepts responsibility for the adequacy or accuracy of this release.